Subject to Completion
              Preliminary Pricing Supplement Dated June 17, 2003

PRICING SUPPLEMENT DATED: JUNE  , 2003                          Rule 424(b)(3)
--------------------------------------                     File No. 333-105098
(To Prospectus Supplement and Prospectus dated June 3, 2003)
Pricing Supplement Number:


                           Merrill Lynch & Co., Inc.
                          Merrill Lynch CoreNotes(SM)

                                 ------------

     Investing in the notes involves risks that are described in the "Risk Factors" section of the accompanying Prospectus Supplement.

Aggregate Principal Amount...................     $

Stated Maturity Date.........................     June   , 2011

Issue Price..................................     100% of the principal amount

Original Issue Date..........................     June  , 2003

Interest Calculation.........................     Floating Rate/Fixed Rate

Day Count Convention.........................     Actual/Actual

Interest Rate Basis..........................     From and including June  , 2003 through but excluding June  ,
                                                  2007 the notes will bear interest at the Treasury Rate plus the applicable Spread.  From and including June  , 2007, the notes will bear interest at the Fixed Interest Rate.

Index Maturity...............................     3 months

Spread.......................................     +0.80%

Fixed Interest Rate..........................     Expected to be between 4.90% and 5.20% per annum.  The actual
                                                  Fixed Interest Rate will be determined on the date the notes are priced for initial sale to the public.

Initial Interest Rate........................     Calculated as if the Original Issue Date were an Interest Reset
                                                  Date.

Maximum Interest Rate........................     Not Applicable.

Minimum Interest Rate........................     Not Applicable.

Interest Payment Dates.......................     Quarterly, on the third Wednesday of March, June, September and
                                                  December of each year commencing September  , 2003 and at maturity.

Interest Reset Dates.........................     Quarterly, on the third Wednesday of March, June, September and
                                                  December of each year commencing September , 2003 and ending on
                                                  March , 2007.


                                                      PS-1




Redemption Date..............................     The notes are redeemable at the option of Merrill Lynch & Co.,
                                                  Inc. ("ML&Co."), in whole but not in part, on any Business Day beginning June  , 2007 through and including the maturity date
                                                  (the day on which the redemption occurs being the "Redemption
                                                  Date"), at a redemption price equal to 100% of the principal amount, together with accrued but unpaid interest to but excluding the Redemption Date.  ML&Co. will give written notice of the redemption to registered holders of the notes not more than 60 nor less than 30 calendar days prior to the Redemption Date.

Survivor's Option............................     Yes.

CUSIP Number.................................     5901M0CT4

Form of Notes................................     Book-entry.

Denominations................................     The notes will be issued and sold in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee......................................     JPMorgan Chase Bank

Calculation Agent............................     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S")

                                                  All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent manifest error, will be conclusive for all purposes and binding on
                                                  ML&Co. and beneficial owners of the notes.

                                                  All percentages resulting from any calculation on the notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the
                                                  nearest cent with one-half cent being rounded upwards.

Proceeds to ML&Co............................     $

Purchasing Agent.............................     MLPF&S

Purchasing Agent's Discount..................     $


                                                      PS-2

                     UNITED STATES FEDERAL INCOME TAXATION

     Under the OID Regulations (as defined in the accompanying Prospectus Supplement), the notes will be treated as providing for stated interest at a single qualified floating rate (i.e., the Treasury Rate plus the applicable Spread) followed by a single fixed rate (i.e., the Fixed Interest Rate). As a result, the notes will constitute variable rate debt instruments, within the meaning of the OID Regulations. In general, under the OID Regulations, a debt instrument that qualifies as a "variable rate debt instrument" and that provides for stated interest at one or more qualified floating rates and at a single fixed rate will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the debt instrument. The OID Regulations generally require that such a debt instrument be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate provided for under the terms of the debt instrument with a fixed rate equal to the value of the qualified floating rate, as of the debt instrument's issue date. In addition, the fixed rate is initially converted into a qualified floating rate. The qualified floating rate that replaces the fixed rate must be such that the fair market value of the debt instrument as of the debt instrument's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate rather than the fixed rate. Subsequent to converting the fixed rate into a qualified floating rate, the debt instrument is then converted into an "equivalent" fixed rate debt instrument in the manner described in the section entitled "United States Federal Income Taxation--U.S. Holders--Original Issue Discount." in the accompanying Prospectus Supplement.

     Once the debt instrument is converted into an "equivalent" fixed rate debt instrument, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the debt instrument will account for such original issue discount and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. Each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the debt instrument during the accrual period.

     As a result of the application of the foregoing rules and based upon current market valuations, ML&Co. believes that the notes will not be treated as having been issued with original issue discount for United States federal income tax purposes.

     Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the notes contained in the section entitled "United States Federal Income Taxation" in the accompanying Prospectus Supplement.